Exhibit 4.35

(English Translation)

Insurance Service Fee Cooperation Framework Agreement

Party A: Chang An Insurance Sales Co., Ltd.

Address: 7/F, Changbao Building, 1 Anhua Beili, Dongcheng District, Beijing

Telephone: 010-51336713

Party B: Hexin E-Commerce Co., Ltd.

Address: C-13F, Shimao Tower, 92A Jianguo Road, Chaoyang District, Beijing

Telephone: 010-53579041

After consultations, Chang An Insurance Sales Co., Ltd. (“Party A”) and Hexin E-Commerce Co., Ltd.  (“Party B”) hereby reach agreement as follows on the principle of friendly cooperation with a view to promoting the comprehensive development of both parties and achieving a win-win goal for the parties.

Article 1    Relationship Among the Parties Concerned

For purposes of this Agreement,

Party A, including Party A and its subsidiaries, as the case may be, is an insurance company qualified to offer letter of credit insurance, short-term casualty insurance and property insurance products.

Party B is a brokerage firm engaged in the business of providing unsecured loan and car title loan matching services to borrowers seeking such loans and providing car title loan and unsecured loan-related risk control services to the corresponding lenders.

The term “borrower” refers to a person who seeks a loan against its/his/her own credit or motor vehicle by using Party B’s matching and risk management services.

The term “lender” refers to a natural person or legal person entity who extends a loan to a borrower.

Article 2    Cooperation Projects

On the principle of equality, voluntariness, mutual benefit and good faith and in accordance with applicable regulations of the competent insurance supervision authorities, Party A and Party B, after friendly consultations, hereby enter into the following agreement for the furthering of their cooperation in connection with guarantee insurance and other related types of insurance for mutual observance and will implement the same during the term of the corresponding cooperation agreement subject to the insurance products and premium rate terms offered by Party A.

Article 3    Contents of Cooperation

During the term of each insurance policy issued by Party A to any borrower, Party A shall provide insurance consulting and industrial consulting services and other related services to such borrower in relation to its/his/her borrowing.

Article 4    Term of Service

The term during which Party A shall provide the services as contemplated hereunder shall be from April 1, 2018 to March 31, 2019.

Article 5    Obligations of the Parties

5.1                               Party A shall provide relevant insurance consulting services to the covered borrowers in a timely fashion and on a quality and quantity-assured basis;

5.2                               None of the said consulting services to be provided by Party A may damage the reputation or benefits of Party B, nor may they damage the legal interests of any borrower or violate any law or regulation of the People’s Republic of China or any other relevant rules; and

5.3                               Without written consent of Party B, Party A may not conduct any publicity activity in the name of Party B.

Article 6    Service Fee

6.1                               Party A will charge a borrower service fee for the insurance consulting services provided to such borrower in an amount equal to 2% of the amount of the loan set forth in the relevant loan agreement of such borrower.  For any additional insurance consulting services and any other related services to be provided to any borrower by Party A, additional service fee shall be paid to Party A.

6.2                               Contact Information of the Parties

Party A: Chang An Insurance Sales Co., Ltd.

Email:

Party B: Hexin E-Commerce Co., Ltd.

Email:

Article 7    Confidentiality

Each of Party A and Party B shall keep strictly confidential the trade secrets of either party hereto, and may not disclose to any third party the contents of this Agreement or any relevant business information without consent of the other party.  This article shall survive the expiration, suspension or termination of the cooperation contemplated hereunder.

Article 8    Dispute Resolution

In case of any dispute between the parties arising under this Agreement, the parties shall first attempt to settle such dispute through amicable consultations between them.  Any dispute that fails to be settled through such consultations shall be submitted to a court located in the place where this Agreement is executed for resolution through litigation.

Article 9    Termination

Unless otherwise specified herein, this Agreement may not be terminated until and unless mutually agreed by the parties in writing.

Article 10    Anti-Corruption

It is prohibited to give, whether directly or indirectly, anything of value to any governmental official or political candidate for purpose of obtaining any business opportunity.  Because Party B will be bound by FCPA from and after the effective date of this Agreement, any violation of FCPA does not only constitute a violation of the rules of Party B but also constitute a civil or criminal violation defined in FCPA.  No employee of either party may pay or authorize the payment of any illegal compensation to any governmental official of any country, whether directly or indirectly.  In addition, under applicable rules of Party B, it is strictly prohibited to pay any compensation to any governmental official for the purpose of obtaining improper advantages, including any nominal facilitating payment to any governmental official for the purpose of expediting or ensuring a routine governmental act.

Article 11    Miscellaneous

11.1                        This Agreement shall be executed in four counterparts, two for each party hereto.  Any matter not covered hereunder shall be set forth in supplementary agreements to be entered into by and between the parties hereto after the parties hereto reach agreement thereon through negotiations, which supplementary agreements shall have equal legal force and effect as this Agreement.

11.2                        Each party shall have the right to unilaterally terminate this Agreement and reserve the right to bring a claim against the other party for the legal and economic liability therefor where the other party takes any action in violation of any law or regulation of the People’s Republic of China or this Agreement.  In case of such violation, this Agreement shall automatically terminate as of the date on which such violation is confirmed and a notice of termination is given to the violating party.

11.3                        Without written consent of the other party, neither party hereto may disclose all or any of its rights or obligations hereunder to any third party.  Otherwise, the breaching party shall indemnify the other party against the economic losses incurred by the other party as a result thereof.

11.4                        This Agreement shall take effect upon execution, and shall remain effective for a term of one year.  This Agreement shall be extended automatically for another term of one year unless either party indicates otherwise one month prior to the expiration of each current term until all the rights and obligations of both parties hereunder are fully fulfilled.

Party A: Party A: Chang An Insurance Sales Co., Ltd. (affixed with company seal)		Party B: Hexin E-Commerce Co., Ltd. (affixed with company seal)

Signed by:		Signed by:
Name:		Name:
Title:		Title:

Dated:	February 1, 2018	Dated:	February 1, 2018